

June 14, 2012

Via E-mail
Ms. Gretchen R. Haggerty
Executive Vice President and Chief Financial Officer
United States Steel Corporation
600 Grant Street
Pittsburgh, PA 15219-2800

> **Re: United States Steel Corporation**
> **Form 10-K**
> **Filed February 28, 2012**
> **File No. 1-16811**

Dear Ms. Haggerty:

We have reviewed your response dated May 31, 2012 and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2011

Management's Discussion and Analysis, page 55

Overview, page 55

1. Thank you for your response to prior comment 7. Please provide us with a detailed explanation of the subsequent actual and expected future impact on USSK and the equity investee from the sale of USSS in the first quarter of 2012. Your response indicates the remaining asset group has excess slab capacity. Please quantify the impact of this capacity on the operations of the asset group and explain its significance to an overall assessment of the interdependence of revenues of the three entities.

2. Please provide a detailed explanation of your basis for combining the Texas Operations and your mill in McKeesport into a single asset group.

You may contact Jenn Do at (202) 551-3743 or me at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Branch Chief